SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Vista Energy, S.A.B. de C.V.
(Name of Issuer)

Series A Shares, with no par value
(Title of Class of Securities)

92837L109**
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Series A Shares. CUSIP number 92837L109 has been assigned to the American Depositary Shares ("ADS") of the Company, which are quoted on the New York Stock Exchange under the symbol "VIST." Each ADS represents 1 Series A Share.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92837L109	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Helikon Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,929,515 Series A Shares (represented by 5,929,515 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,929,515 Series A Shares (represented by 5,929,515 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,929,515 Series A Shares (represented by 5,929,515 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.23%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 92837L109	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Mr. Federico Riggio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,929,515 Series A Shares (represented by 5,929,515 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,929,515 Series A Shares (represented by 5,929,515 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,929,515 Series A Shares (represented by 5,929,515 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.23%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 92837L109	13G	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER

Vista Energy, S.A.B. de C.V. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

Pedregal 24, Floor 4

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, Mexico 11040

Item 2(a).	NAME OF PERSON FILING

(i) Helikon Investments Limited a United Kingdom public limited company ("Helikon UK"), with respect to the Series A Shares (as defined in Item 2(d) below) represented by ADSs, held by Helikon Long Short Equity Fund Master ICAV (the "Helikon Fund") managed by Helikon UK; and

(ii) Federico Riggio ("Mr. Riggio", and together with Helikon UK, the "Reporting Persons"), with respect to the Series A Shares represented by ADSs directly held by the Helikon Fund.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

(i) Helikon UK; 105 Jermyn Street, London SW1Y 6EE

(ii) Mr. Riggio 105 Jermyn Street, London SW1Y 6EE.

Item 2(c).	CITIZENSHIP

Helikon UK is a United Kingdom public limited company organized under the laws of the United Kingdom. Mr. Riggio is a citizen of the Italy.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Series A Shares, no par value per share (the “Series A Shares”)

Item 2(e).	CUSIP NUMBER

There is no CUSIP number assigned to the Series A Shares. CUSIP number 92837L109 has been assigned to the American Depositary Shares ("ADS") of the Company, which are quoted on the New York Stock Exchange under the symbol "VIST." Each ADS represents 1 Series A Share.

CUSIP No. 92837L109	13G	Page 5 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Helikon UK is an investment manager, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above.

Item 4.	OWNERSHIP

The percentages used herein are calculated based upon 95,164,395 Series A Shares outstanding as of September 30, 2023, as reported in the Issuer's Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on October 24, 2023.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Series A Shares reported herein.

CUSIP No. 92837L109	13G	Page 6 of 7 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory scheme applicable to Helikon UK is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. The Reporting Persons also undertake to furnish to the SEC staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 92837L109	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 8, 2024

Helikon Investments Limited

/s/ Paul McLernon
Name: Paul McLernon
Title: Director

/s/ Federico Riggio
FEDERICO RIGGIO